UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Acorn Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

004848107
(CUSIP Number)

Jan H. Loeb, c/o Acorn Energy, Inc., 1000 N West St., Suite 1200, Wilmington DE 19801
(302) 656-1708
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004848107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jan H. Loeb
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,445,521 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,445,521 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,445,521 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.76%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 1,611,422 shares held by Mr. Loeb directly, 1,366,666 shares held by PENSCO Trust Company Custodian FBO JAN LOEB IRA, 4,372,017 shares held by Leap Tide Capital Acorn LLC, 60,416 shares underlying currently exercisable options held by Mr. Loeb, and 35,000 currently exercisable warrants held by Leap Tide Capital Management LLC. Mr. Loeb is the sole manager of each of Leap Tide Capital Acorn LLC and Leap Tide Capital Management LLC, with sole voting and dispositive power over the securities held by such entities. Mr. Loeb disclaims beneficial ownership of the securities held by Leap Tide Capital Acorn LLC and Leap Tide Capital Management LLC except to the extent of his pecuniary interest therein.

CUSIP No. 004848107	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Amendment No.1 amends and supplements the statement on Schedule 13D filed by Jan H. Loeb on December 27, 2018 (the “Original Schedule 13D”) relating to his beneficial ownership of shares of Common Stock, par value $.01, of Acorn Energy, Inc., whose principal executive offices are located at 1000 N West St., Suite 1200, Wilmington, Delaware 19801. Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Other than the shares purchased in the Acorn Energy, Inc. Rights Offering and pursuant to the related Rights Offering Backstop Agreement, as described below, the shares reported as beneficially owned were acquired over time in multiple open-market transactions, each at the respective market price per share at the time the purchases were made, and were purchased with Mr. Loeb’s personal funds. The exercisable options and warrants were awarded at various times to Mr. Loeb by Acorn Energy, Inc., as compensation for his service as the company’s President and CEO. Mr. Loeb purchased 461,589 shares in the Acorn Energy, Inc. Rights Offering in June 2019 at the subscription price of $0.24 per share with his personal funds and, pursuant to the related Rights Offering Backstop Agreement, PENSCO Trust Company Custodian FBO JAN LOEB IRA acquired 1,366,666 shares at $0.24 per share with Loeb’s personal funds, and Leap Tide Capital Acorn LLC, of which Mr. Loeb is the sole manager, acquired 4,042,396 shares at $0.24 per share with capital contributions of the members of the LLC.

Item 5. Interest in Securities of the Issuer.

Mr. Loeb beneficially owns, and has sole voting and dispositive power with respect to, 7,445,521 shares, representing 18.76% of the total shares outstanding, of Common Stock of Acorn Energy, Inc. Mr. Loeb’s beneficial holdings include 1,611,422 issued and outstanding shares held by him directly, 1,366,666 shares held by PENSCO Trust Company Custodian FBO JAN LOEB IRA, 4,372,017 shares held by Leap Tide Capital Acorn LLC, 60,416 shares underlying currently exercisable options held by Mr. Loeb, and 35,000 currently exercisable warrants held by Leap Tide Capital Management LLC. Mr. Loeb is the sole manager of each of Leap Tide Capital Acorn LLC and Leap Tide Capital Management LLC, with sole voting and dispositive power over the securities held by such entities. Mr. Loeb disclaims beneficial ownership of the securities held by Leap Tide Capital Acorn LLC and Leap Tide Capital Management LLC except to the extent of his pecuniary interest therein.

Transactions affecting Mr. Loeb’s beneficial ownership of Acorn Energy, Inc., Common Stock during the past 60 days are as follows:

1.	Mr. Loeb purchased 461,589 shares on 6/24/19 at the subscription price of $0.24 per share in the Acorn Energy, Inc. Rights Offering;

2.	PENSCO Trust Company Custodian FBO JAN LOEB IRA acquired 1,366,666 shares at $0.24 per share on 6/28/19 pursuant to the Rights Offering Backstop Agreement; and

3.	Leap Tide Capital Acorn LLC, of which Mr. Loeb is the sole manager, acquired 4,042,396 shares at $0.24 per share on 6/28/19 pursuant to the Rights Offering Backstop Agreement.

No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, any of the Common Stock of Acorn Energy, Inc., beneficially owned by Mr. Loeb.

CUSIP No. 004848107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jan H. Loeb
Jan H. Loeb

July 2, 2019